Exhibit 99.1

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Carbon Fiber Technology, LLC:

We have audited the accompanying balance sheet of Carbon Fiber Technology, LLC (the "Company") as of December 31, 2001, and the related statements of income, members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
April 4, 2002

CARBON FIBER TECHNOLOGY, LLC

BALANCE SHEETS

DECEMBER 31, 2001 AND 2000

	2001	2000
		(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$751,619	$915,875
Accounts receivable	1,109,189	856,465
Inventories	1,971,108	1,154,891
Prepaid expenses	1,083	1,042

Total current assets	3,832,999	2,928,273
PROPERTY, PLANT, AND EQUIPMENT, Net	11,884,619	12,893,825

TOTAL	$15,717,618	$15,822,098

LIABILITIES AND MEMBERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$240,408	$322,545
Accrued expenses	301,698	283,604

Total current liabilities	542,106	606,149
MEMBERS' EQUITY	15,175,512	15,215,949

TOTAL	$15,717,618	$15,822,098

See notes to financial statements.

CARBON FIBER TECHNOLOGY, LLC

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2001 AND 2000 AND THE PERIOD FROM

OCTOBER 29, 1999 (INCEPTION) TO DECEMBER 31, 1999

	2001	2000	Period from October 29, 1999 (Inception) to December 31, 1999
		(Unaudited)	(Unaudited)
SALES	$8,782,902	$10,417,482	$1,653,854
COST OF SALES	8,425,095	9,933,966	1,578,686

GROSS PROFIT	357,807	483,516	75,168
OTHER (EXPENSE) INCOME, Net	(17,312)	42,685	4,708

NET INCOME	$340,495	$526,201	$79,876

See notes to financial statements.

CARBON FIBER TECHNOLOGY, LLC

STATEMENTS OF MEMBERS' EQUITY

YEARS ENDED DECEMBER 31, 2001 AND 2000 AND THE PERIOD FROM

OCTOBER 29, 1999 (INCEPTION) TO DECEMBER 31, 1999

MEMBER CONTRIBUTIONS (Unaudited)	$14,609,872
Net income (Unaudited)	79,876

BALANCE, DECEMBER 31, 1999 (Unaudited)	14,689,748
Net income (Unaudited)	526,201

BALANCE, DECEMBER 31, 2000 (Unaudited)	15,215,949
Distribution to members	(380,932)
Net income	340,495

BALANCE, DECEMBER 31, 2001	$15,175,512

See notes to financial statements.

CARBON FIBER TECHNOLOGY, LLC

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2001 AND 2000 AND THE PERIOD FROM

OCTOBER 29, 1999 (INCEPTION) TO DECEMBER 31, 1999

	2001	2000	Period from October 29, 1999 (Inception) to December 31, 1999
		(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$340,495	$526,201	$79,876
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation and amortization	1,136,179	1,107,316	189,605
Loss on disposal of fixed assets	65,963	2,078	—
Changes in assets and liabilities:
Accounts receivable	(252,724)	(386,875)	(469,590)
Inventories	(816,217)	(450,662)	(157,129)
Prepaid expenses	(41)	27,560	(28,613)
Deposits	—	50,000	(50,000)
Accounts payable	(82,137)	(129,825)	59,240
Accrued expenses	18,094	211,886	(54,157)

Net cash provided by (used for) operating activities	409,612	957,679	(430,768)
CASH FLOWS FROM INVESTING ACTIVITIES -
Purchases of property, plant, and equipment	(192,936)	(441,161)	(169,875)
CASH FLOWS FROM FINANCING ACTIVITIES:
Member contributions	—	—	1,000,000
Distribution to members	(380,932)	—	—

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(164,256)	516,518	399,357
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	915,875	399,357	—

CASH AND CASH EQUIVALENTS, END OF PERIOD	$751,619	$915,875	$399,357

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES -
Net assets contributed			$13,609,872

See notes to financial statements.

CARBON FIBER TECHNOLOGY, LLC

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000 (Unaudited) AND THE PERIOD FROM

OCTOBER 29, 1999 (INCEPTION) TO DECEMBER 31, 1999 (Unaudited)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization—Carbon Fiber Technology, LLC (a Delaware limited liability company) (the "Company") manufactures carbon fiber for use in various applications, including aerospace, sporting goods, and other commercial applications. The Company, which was previously a wholly owned subsidiary of Aldila Materials Technology Corporation ("AMTC"), was formed on October 29, 1999 as a joint venture between AMTC and SGL Carbon Fibers and Composites, Inc. ("SGL"). AMTC, a wholly owned subsidiary of Aldila, Inc., contributed net assets with a book value of $13,275,877. SGL purchased a 50 percent interest in AMTC's carbon fiber manufacturing operations with a net book value of $6,637,939 for $6,971,934 in cash. Accordingly, the excess of consideration paid by SGL over the net book value of the assets acquired of the carbon fiber manufacturing operation was recorded as a step-up in basis of the fixed assets and is being depreciated over the average remaining useful life of the manufacturing equipment. Based on their respective ownership interest of 50 percent in the joint venture, profit and loss are allocated equally to each member. The Amended and Restated LLC Agreement provides that the Company is to continue until December 31, 2099 unless it is dissolved earlier, its affairs are wound up, and final liquidating distributions are made pursuant to the Amended and Restated LLC Agreement.

  Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The recorded amounts of assets, liabilities, revenues, expenses, and related disclosures are affected by such estimates and assumptions, and actual results could differ from those estimates and assumptions.

  Revenue Recognition—The Company recognizes revenue as of the date merchandise is shipped to its customers. In accordance with the Amended and Restated LLC Agreement and subject to modifications made by the members, the Company bills the members for fixed costs incurred on a monthly basis and bills variable costs at an agreed-upon transfer price for the period as fiber is shipped. The billings reflect an approximate five percent gross profit margin to the Company.

  Cash Equivalents—The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company has not historically experienced losses on such investments.

  Accounts Receivable—The joint venture has been established to provide for the carbon fiber needs of the respective members. Sales to third parties are permitted only after the carbon fiber requirements of each member are met. There have been no significant sales to third parties for the years ended December 31, 2001 and 2000 (unaudited). Therefore, a provision for bad debt has not been made.

  Fair Value of Financial Instruments—The carrying amount of cash and cash equivalents, trade accounts receivable and payable and certain accrued expenses in the financial statements approximates their fair value due to the short maturity of those instruments.

  Inventories—Inventories are stated at the lower of first-in, first-out (FIFO) cost or market value. As significantly all operating costs of the Company are directly related to the manufacturing process, they are included in determining inventory cost with the exception of interest income and the loss on the sale of fixed assets.

  Property, Plant, and Equipment—Property, plant, and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets as follows:

Years
Building	39
Manufacturing equipment	5-10
Office furniture and equipment	5-10

  Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of—The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets or intangibles may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

  Income Taxes—As a limited liability company, the Company is not subject to federal and state income taxes. The taxable income or loss of the Company is included in the income tax returns of its members. Accordingly, the Company has made no provision for income taxes.

  Recently Issued Accounting Pronouncements—In August 2001, the Financial Accounting Standards Board approved Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 established a single accounting model, based on the framework of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, for long-lived assets to be disposed by sale, whether previously held and used or newly acquired. In addition SFAS No. 144 resolved significant implementation issues related to SFAS No. 121. The Company is required to adopt SFAS No. 144 on January 1, 2002 and does not believe the adoption of this standard will have a material effect on the Company's financial statements.

2.    ACCOUNTS RECEIVABLE

        Accounts receivable consist of the following at December 31:

	2001	2000
		(Unaudited)
Billed accounts receivable	$923,451	$567,949
Unbilled accounts receivable	185,738	288,516

Accounts receivable	$1,109,189	$856,465

3.    INVENTORIES

        Inventories consist of the following as of December 31:

	2001	2000
		(Unaudited)
Raw materials	$398,810	$639,620
Work in process	306,418	291,682
Finished goods	1,265,880	223,589

Inventories	$1,971,108	$1,154,891

4.    PROPERTY, PLANT, AND EQUIPMENT

        Property, plant, and equipment consist of the following as of December 31:

	2001	2000
		(Unaudited)
Land	$140,142	$140,142
Building	5,810,860	5,724,472
Manufacturing equipment	8,287,259	7,943,145
Office furniture and equipment	52,298	53,317
Construction-in-progress	—	328,990

	14,290,559	14,190,066
Less: accumulated depreciation and amortization	(2,405,940)	(1,296,241)

Property, plant and equipment	$11,884,619	$12,893,825

  Depreciation and amortization expense was $1,136,179, $1,107,316, and $189,605 in 2001, 2000 (unaudited) and the period from October 29, 1999 (inception) to December 31, 1999 (unaudited), respectively.

5.    ACCRUED EXPENSES

        Accrued expenses consist of the following as of December 31:

	2001	2000
		(Unaudited)
Salaries and wages	$118,985	$115,712
Accrued bonuses	141,075	88,245
Accrued material receipts	—	44,754
Other	41,638	34,893

Accrued expenses	$301,698	$283,604

6.    RELATED PARTY TRANSACTIONS

  The joint venture has been established to provide for the carbon fiber needs of the respective members. Substantially all sales for the years ended December 31, 2001, and 2000 (unaudited) and the period October 29, 1999 (inception) to December 31, 1999 (unaudited) were made to the members, SGL and Aldila Golf Corp., an affiliate of AMTC. Substantially all accounts receivable at December 31, 2001 and 2000 (unaudited) are due from SGL and Aldila Golf Corp. Administrative services provided by Aldila Golf Corp. on behalf of the Company were approximately $30,000, $43,000 and $8,000 for the years ended December 31, 2001, 2000 (unaudited) and the period October 29, 1999 (inception) to December 31, 1999 (unaudited), respectively.

7.    EMPLOYEE BENEFIT PLAN

  Effective January 1, 2000, the Company adopted the Carbon Fiber Technology, LLC 401(k) Savings Plan (the "Plan") for employees of the Company. This defined contribution plan allows employees who satisfy the age and service requirements of the Plan to contribute up to 20 percent of pre-tax wages, limited to the maximum amount permitted by federal law. The Company matches 25 percent of the first 4 percent of employee contributions. The Company's matching contributions vest ratably over four years. The Company's contributions amounted to approximately $7,000 and $8,000 for the years ended December 31, 2001 and 2000 (unaudited), respectively.

8.    SUBSEQUENT EVENTS

  On February 28, 2002, the Board of Directors of the Company approved a distribution to both members determined as the amount of cash on-hand at the end of March 2002 in excess of $800,000. On March 29, 2002, $515,000 was distributed to each member.